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January 31, 2018	Robert M. Schmidt (617) 951-7831 robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 116

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s Post-Effective Amendment No. 116 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on November 30, 2017 in connection with the annual update of the Trust’s Registration Statement for all of its series (each, a “Fund” and together, the “Funds”) as well as to register Institutional Class shares of the AllianzGI Multi Asset Income Fund (formerly, the AllianzGI Retirement Income Fund). We received your oral comments regarding the 485(a) Amendment via telephone on January 16, 2018. Summaries of your comments and the Trust’s responses are set forth below. To the extent applicable, the responses below are reflected in Post-Effective Amendment No. 124 (the “485(b) Amendment”) to the Trust’s Registration Statement, which will be filed with an effective date of February 1, 2018, pursuant to Rule 485(b) under the Securities Act.

Prospectus

AllianzGI International Growth Fund

1.

Comment: With respect to use of the term “International” in the Fund’s name, please edit the principal investment strategy disclosure to describe how the Fund will invest its assets in investments “that are tied economically to a number of countries throughout the world” (see SEC Release No. IC-24828, fn 42).

Response: The Fund’s existing strategy disclosure requires it to invest internationally. More specifically, “The Fund will normally invest primarily in non-U.S. securities, including emerging market securities, and is not limited in the percentage of its assets that it may invest in any one country, region or geographic area.” While the Fund’s investment policies do not include numerical requirements as to geographical diversification, the Fund has always invested in a broad array of international markets. As of its most recent fiscal year end, on September 30, 2017, the Fund held common stocks of issuers in 22 different countries.

The Trust notes that neither Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), nor the guidance thereunder establishes a specific manner in which a fund must invest if it uses the word “international” in its name. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with terms such as “global” or “international” in their names. Instead, the adopting release asserts that these terms connote diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The absence, in the adopting release for Rule 35d-1, of a specific minimum number of countries in which a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that, while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “international” in its name should invest in securities of at least three countries outside the United States and that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States). Given the variety of countries to which the Fund has exposure, the Trust respectfully submits that it has a portfolio of investments that is tied economically to a number of countries throughout the world and that the Fund’s current disclosure is adequate in this regard.

AllianzGI Multi Asset Income Fund

2.

Comment: The Staff notes that Footnote 3 to the Annual Fund Operating Expenses table for the Fund provides that “AllianzGI U.S. has contractually agreed, until [ ], to irrevocably waive its advisory and administrative fees and reimburse any additional Other Expenses or Acquired Fund Fees and Expenses.” Please supplementally confirm that the contractual agreement is effective for no less than one year from the effective date of the Fund’s registration statement.

Response: The Trust confirms that the expense limitation is effective for no less than one year from the effective date of the Fund’s registration statement. The Fund’s adviser has agreed to expense limitation arrangements through at least January 31, 2020.

3.

Comment: The Staff notes Footnote 3 to the Annual Fund Operating Expenses table for the Fund provides that “Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver or reimbursement.” Please revise the footnote to indicate that the 3 year period runs from the time of waiver/reimbursement and to restore the omitted reference to recoupment.

Response: The Fund’s Footnote 3 disclosure has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or ~~reimbursement~~recoupment.

The Trust notes that this revision aligns the Fund’s disclosure with the language now used throughout the complex. In response to the second part of this comment, the Trust has added the following disclosure in the section of the Prospectus titled “Management of the Funds—Management Fee Waiver and Expense Limitation Arrangements”:

Until the date that is three years from the end of the fiscal year in which an expense limitation was last in effect, the Manager may recoup amounts waived during the then-current fiscal year or any of the three immediately preceding fiscal years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment.

4.	Comment: Please explain supplementally the basis for inclusion of five broad-based market indices in the Fund’s performance table. See Item 4(b)(2) of Form N-1A.

Response: As disclosed in an explanatory footnote included in last year’s annual update amendment to the Registration Statement, due to certain changes to the Fund’s investment strategies that took effect on October 1, 2016, the Trust believes that the Bloomberg Barclays U.S. Universal Bond Index and MSCI World High Dividend Yield Index are more representative of the Fund’s investment strategies and provide investors with a more useful point of comparison than the prior primary and secondary benchmarks.

Under Item 4(b)(2) of Form N-1A, if an index is shown that differs from an index used in a table for the immediately preceding period, the Fund must explain the reason for selection of a different index and provide information for both the newly selected and former index. The Trust updated the table accordingly for the previous annual update and intends to remove reference to the former indices in the 485(b) Amendment.

5.

Comment: The Staff notes that, with respect to performance information, if the expenses of the new Institutional Class are higher than the expenses of Class A, please add disclosure that the performance of the new share class would be lower than the performance shown.

Response: The Trust confirms that Institutional Class expenses are lower than those of Class A.

AllianzGI Global Sustainability Fund

6.

Comment: The Staff notes that use of the word “sustainability” in a Fund name denotes (1) investments in environmentally friendly companies that are primarily engaged in activities that produce renewable resources or reduce depletion of nonrenewable resources or (2) investment in issuers with strong ESG policies. Accordingly, the Staff believes the Fund should have a policy to invest at least 80% of its net assets in investments issued by companies that promote sustainability.

Response: The Trust notes that Rule 35d-1(a)(2) under the 1940 Act requires a fund to adopt a Rule 35d-1 policy if the fund’s name suggests an investment emphasis in a particular type of investment or investments, or industry or group of industries. In the companion release to the adopting release to Rule 35d-1, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff distinguished terms that suggest “an investment objective or strategy, rather than a type of investment,” and noted that such terms do not require adoption of a Rule 35d-1 policy. The Trust notes further that disclosure in the “Principal Investment Strategies” section of the Fund’s Fund Summary states that the Fund seeks to achieve its investment objective by “creating a portfolio of global equities with a focus on companies that the portfolio managers believe exhibit strong records with respect to environmental, social, and corporate governance (‘ESG’) factors.” Additionally, disclosure in the same section states:

The portfolio managers intend to diversify the Fund’s investments across geographic regions and economic sectors. . ..[t]he portfolio managers believe that there are long-term benefits in an investment philosophy that attaches material weight to certain issues not captured by traditional investment analysis, such as the environment, workplace relations, human rights, community relations, product safety and impact, and corporate governance and business ethics. The portfolio managers also believe that investing in companies with strong records for managing ESG risks can generate long-term competitive financial returns and positive societal impact and that companies that do not exhibit strong records with respect to ESG factors may be at a greater long-term risk of negative economic consequences.

The referenced disclosure clearly indicates that the Fund does not focus its investments in any particular type of investment, industry or group of industries, but rather applies its “ESG” factors as part of its evaluation of available investment opportunities across multiple investments and industries.

With respect to the word “sustainability” in the Fund’s name, the Trust believes that it does not suggest an investment emphasis in a particular type of investment, industry or group of industries, but rather that it reflects the investment strategy and philosophy that the Fund’s portfolio managers use in seeking to achieve the Fund’s investment objective, as communicated through the referenced and other disclosure. Hence, the Trust considers “sustainability” in the Fund name to be more analogous to terms like “growth” or “value” than to the types of words that trigger 80% tests under Rule 35d-1. The Trust therefore believes the Fund’s name complies with Rule 35d-1(a)(2).

AllianzGI Short Duration High Income Fund

7.

Comment: The Fund’s principal investment strategy disclosure permits investments of up to 20% of its assets in bank loans. Please ensure that the Fund has risk disclosure related to bank loans. In addition, please revise the relevant bank loan disclosure (1) to indicate that it may take longer than seven days for transactions in bank loans to settle, (2) to address how the Fund intends to meet short term liquidity needs that may arise as a result of this lengthy settlement period and (3) to note that these investments may not be securities and, therefore, may not have the protections of the federal securities laws.

Response: The Fund’s existing disclosure addresses each of these points. The risks of investing in bank loans are generally addressed through the Fund’s disclosures regarding fixed income risk, high yield risk, interest rate risk and liquidity risk, each of which is identified as a principal risk of investing in the Fund. Moreover, current disclosure in the section of the Prospectus titled “Characteristics and Risks of Securities and Investment Techniques—Senior and Other Bank Loans” states:

Bank loans are generally less liquid than many other debt securities. Transactions in bank loans may settle on a delayed basis (and in certain cases may take longer than seven days to settle), such that the Fund may not receive the proceeds from the sale of a loan for a substantial period of time after the sale. As a result, the proceeds related to the sale of bank loans may not be available to make additional investments or to meet the Fund’s redemption obligations until a substantial period after the sale of the loans. To the extent a senior loan has been deemed illiquid, it will be subject to the Fund’s restrictions on investment in illiquid securities. Please see “How the Trust Raises Redemption Proceeds” above for discussion on how the Funds expect to meet short-term redemption obligations. Some loans may not be considered “securities” for certain purposes under the federal securities laws, and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws. Loans and other debt instruments that are not in the form of securities may offer less legal protection to the Fund in the event of fraud or misrepresentation.

The “How the Trust Raises Redemption Proceeds” section cross-referenced in the above excerpt contains specific disclosure on the Trust’s approach to funding redemption under different liquidity scenarios.

General

8.	Comment: The Staff requests that disclosure responsive to Item 12(a)(5) of Form N-1A be added to the Prospectus for each fund.

Response: The Trust has added the relevant disclosure to the “Classes of Shares” section of the Prospectus.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt
Robert M. Schmidt, Esq.

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Angela C. Jaimes, Esq.